AIM ETF PRODUCTS TRUST
5701 Golden Hills Drive
Minneapolis, MN 55416

FORESIDE FUND SERVICES, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

June 8, 2020

Via EDGAR Transmission

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AIM ETF Products Trust (the “Registrant”) File Nos. 333-235734 and 811-23504 Request for Acceleration

Dear Ms. Rossotto:
On behalf of the Registrant and its principal underwriter, Foreside Fund Services, LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, we respectfully request that the effectiveness of Post-Effective Amendment Nos. 1/4 to the Registrant’s Registration Statement on Form N-1A, filed on May 21, 2020 (Accession No. 0001137439-20-000290) (the “Amendment”), be accelerated to Monday, June 15, 2020, or as soon as practicable thereafter.  The Amendment was filed on behalf of the AllianzIM U.S. Large Cap Buffer10 Jul ETF and AllianzIM U.S. Large Cap Buffer20 Jul ETF series of the Registrant. It is our understanding that Ms. Rossotto has previously discussed the possible acceleration of the Amendment with J. Stephen Feinour, Jr. of Stradley Ronon Stevens & Young, LLP.
Thank you for your prompt attention to the request for acceleration.  Please contact J. Stephen Feinour, Jr. at (215) 564-8521 or Miranda Sturgis at (215) 564-8131 if you have any questions or need further information.
/s/ Brian Muench	/s/ Mark Fairbanks
Brian Muench President and Chairman of the Board of Trustees AIM ETF Products Trust	Mark Fairbanks Vice President Foreside Fund Services, LLC